Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W. Suite 700 Washington, D.C. 20006 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

Susan Gault-Brown
Sgault-brown@stradley.com
202-507-5171

December 12, 2023

Filed via EDGAR

Ms. Mindy Rotter
Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	Registration Statement for Figure Certificate Company on Form S-1 (“Registration Statement”) (File No. 377-06683)

Dear Ms. Rotter:

On behalf of Figure Certificate Company (the “Company”), below are responses to the oral comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), provided on November 29, 2023, with regard to both the Company’s Registration Statement as submitted on October 24, 2023 to register Figure Transferable Certificates and Figure Installment Certificates (together, the “Figure Certificates” or “Certificates”) to be offered by the Company and the Company’s responses to the Staff’s prior comments set forth in the Company’s Comment Response Letter, submitted confidentially on July 21, 2023 (the “July Correspondence”) and September 29, 2023 (the “September Correspondence”).

Each oral comment from the Staff is summarized below, followed by the Company’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Registration Statement.

General

1.
Comment: On page 5 of the Registration Statement, the following disclosure is noted: “Figure Certificates are fixed-income securities.” The response to Comment 7 of the September Correspondence noted “we intend to amend the disclosure in the Registration Statement to reflect our conclusion that the Figure Certificates are interest-bearing debt securities, rather than fixed-income securities.” Please confirm in correspondence the discrepancy between the Registration Statement disclosure and the correspondence response.

Response:  The Company will remove the reference that Figure Certificates are fixed-income securities and will instead include a reference that Figure Certificates are interest-bearing debt securities.

2.
Comment:  On page 5 of the Registration Statement, the following disclosure is noted: “Figure Transferable Certificates [are] [i]ssued as digital asset securities that can be transferred through peer-to-peer transactions.” On page 19 of the Registration Statement, the following disclosure is noted: “The Certificates offered by FCC are issued as digital asset securities using the Provenance Blockchain, an open source, public, blockchain-based distributed ledger that is secured using cryptography.” The response to Comment 3 of the September Correspondence noted that “[t]he Company will not hold digital assets securities (or any other digital assets) at any time . . . .” Please explain the discrepancy between the Registration Statement disclosure and the correspondence response.

Response: The Company does not believe there is a discrepancy between the Registration Statement disclosure and the correspondence response as the Company issues Certificates as digital asset securities but the Company does not hold digital asset securities (or any other digital assets) within its portfolio of investments.

3.
Comment: On page 15 of the Registration Statement, the following disclosure is noted: “A balance below a certain level might result in no interest being paid on the Certificates due to the rounding convention used, which provides that a payment can be rounded down to zero.” Please explain in correspondence what “certain level” means. In addition, please explain how an investor is able to determine what minimum balance is required to be held in order to receive interest.

Response:   Investors are able to determine the minimum balance required to receive interest by multiplying the interest rate applicable to their certificate (e.g., SOFR - 50bps) by the number of days held, divided by the 365 days in one year. The minimum balance to receive interest if an investor holds for one day will be less than the minimum balance to receive interest if an investor holds for a longer period of time (e.g., one month or one year).  The actual calculation will depend on the individual investor’s principal balance and the SOFR rate at any given time.

4.
Comment: On page 6 of the Registration Statement, the following disclosure is noted: “[A] 2% surrender charge applies to principal withdrawn during the first three years.” On page 16 of the Registration Statement notes: “FCC does not charge holders of Figure Transferable Certificates any fees or expenses in connection with the issuance or redemption of Figure Transferable Certificates.” Please confirm in correspondence that the disclosure will be amended on page 16, and elsewhere, if necessary, to alert the reader about the 2% surrender charge. In addition, please explain in correspondence the difference between a redemption and a withdrawal.

Response: The Company does not believe there is a discrepancy between the noted Registration Statement disclosure, as the 2% surrender charge applies only to Figure Installment Certificates.

Nevertheless, the Company has separately determined to remove the 2% surrender charge.  As a result, no surrender charge will be applied to the Figure Installment Certificates.  Corresponding revisions will be made to the Registration Statement disclosure.

While a withdrawal and a redemption colloquially may be regarded as the same, the term “redemption” has a specific meaning under the 1940 Act, which does not apply to Figure Certificates.  As a result, the Company will remove the “redemption” references from the Registration Statement.

5.
Comment: On page 17 of the Registration Statement, the following disclosure is noted: “In either case, the penalty is charged to principal, not interest.” Please explain in correspondence whether this section is still referencing money withdrawn within three years.

Response: The penalty reference is with respect to money withdrawn in connection with Figure Installment Certificates within three years of purchase.

Nevertheless, as referenced above, the Company has separately determined to remove the 2% surrender charge.  As a result, no surrender charge will be applied to the Figure Installment Certificates.  Corresponding revisions will be made to the Registration Statement disclosure.

6.
Comment: On page 6 of the Registration Statement, the following disclosure is noted: “FCC will pay all gas fees in connection with Certificate transactions and as a result, investors in Certificates will not need to acquire Hash in connection with Certificate transactions.” On page 17, the following disclosure is noted: “Figure Installment Certificate investors will not be required to pay gas fees that are typically assessed in transactions that are written to a blockchain in connection with the issuance or surrender of Figure Installment Certificates.” The response to Comment 27 of the July Correspondence noted: “The Company has revised the disclosure to reflect the following change: investors will not be required to pay gas fees on any transactions, including peer-to-peer transactions.” Please explain in correspondence what the language “investors will not be required to pay gas fees that are typically assessed in transactions that are written to a blockchain in connection with the issuance or surrender of Figure Installment Certificates” means. In addition, please re-confirm the representation noted in the response to Comment 27 of the July Correspondence.

Response: The reference to “typically assessed” is intended to refer to, in general, transactions that are written to a blockchain and is not intended to refer to the experience of Figure Installment Certificate investors.  The Company will clarify the disclosure as follows: Figure Installment Certificate investors will not be required to pay gas fees, which are typically assessed in transactions that are written to a blockchain, in connection with the issuance or surrender of Figure Installment Certificates.

Registrant otherwise re-confirms the representation noted in the response to Comment 27 of the July Correspondence.

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Please do not hesitate to contact me at (202) 507-5171 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours, /s/ Susan Gault-Brown Susan Gault-Brown